Exhibit 99.(a)(1)(iii)

Attachment B

AIRNET COMMUNICATIONS CORPORATION

OFFER TO AMEND CERTAIN OUTSTANDING STOCK OPTIONS

NOTICE OF CHANGE OF ELECTION

If you previously signed and returned an Election Form in which you elected to accept the Offer by AirNet Communications Corporation to amend outstanding stock options effective as of the Amendment Date, you may withdraw that election by completing this Notice of Change of Election (this “Notice”) and returning it to AirNet before 5:00 p.m., Eastern time, on Thursday, December 29, 2005 (or, if the Offer is extended, 5:00 p.m., Eastern time, on the last day of the extended Offer period) (the “Expiration Time”). If you do not return this Notice or if you return it after the Expiration Time, it will not be accepted, your Election Form will remain in effect and you will be deemed to have elected to accept the Offer with respect to all of your stock options that (a) were granted to eligible optionholders after August 1, 2003, (b) have an exercise price of either $0.10 or $1.10 per share, (c) vest or vested after December 31, 2004 and (d) are still outstanding on the date the Offer expires. Capitalized terms not otherwise defined in this Notice have the meaning given to those terms in the offering document for the Offer to Amend Outstanding Stock Options (the “Offering Memorandum”).

If you wish to withdraw your election to tender all of your eligible options for amendment, you must complete, sign and date this Notice and deliver it to AirNet, together with any other required documents, before the Expiration Time.

NOTICE OF CHANGE OF ELECTION TO TENDER OPTIONS FOR AMENDMENT

I, ________________________________________________________________, previously completed, signed and returned an Election Form, in which I elected to tender all of my eligible options for amendment pursuant to the Offer. I now wish to withdraw all tenders of options I have previously submitted and to decline to participate in the option amendment program altogether, as described below.

Withdrawal of Tender for All Options

1.	I understand that in order to withdraw the tender of all options that I have previously tendered for amendment and to decline to participate in the option amendment program, I must fully and correctly complete, sign and date this Notice, specifying that I wish to withdraw my tender, and deliver it to AirNet before the Expiration Time, using one of the methods described in the instructions to this Notice.

2.	I understand that if I withdraw my tender in its entirety and decline the Offer with respect to all of my options, any previous Election Form I have submitted shall be disregarded and be of no further force or effect.

3.	I understand that if I change my mind and decide that I would like to participate in the Offer, I must submit a new Election Form before the Expiration Time, using one of the methods described in the instructions to that form.

4.	I understand the tax consequences to me, including but not limited to the tax consequences to me under Section 409A of the Code, of withdrawing my tender for Eligible Options and retaining my options.

Subject to the foregoing, I elect to withdraw my election to participate in the option amendment program with respect to all options I have previously tendered for amendment. I decline the Offer to amend all of my options, and any previous Election Form I have submitted shall be disregarded and be of no further force or effect.

You must sign this Notice and print your name exactly as it appears on your option letter agreement and on the Election Form you previously submitted. (If you are a fiduciary or representative signing on behalf of the optionee, you must follow the instructions given in Instruction 4 to this Notice.)

Date: , 2005
(Signature)

(Print Name)

INSTRUCTIONS TO NOTICE OF CHANGE OF ELECTION

THESE INSTRUCTIONS FORM PART OF THE TERMS AND CONDITIONS OF THE OFFER.

1.	Delivery of Notice of Change of Election.

A properly completed and executed original of this Notice of Change of Election (this “Notice”), along with any other documents required by this Notice, must be received by AirNet before 5:00 p.m., Eastern time, on Thursday, December 29, 2005 (or, if the Offer is extended, 5:00 p.m., Eastern time, on the last day of the extended Offer period) (the “Expiration Time”). You must use one of the methods indicated below:

Method of Delivery	Deliver To
Hand delivery	Stuart P. Dawley. You must obtain a written receipt from Mr. Dawley.

Facsimile	(321) 676-9914. You must obtain a fax confirmation.

Registered Mail or Overnight Courier	Stuart P. Dawley, Esq. AirNet Communications Corporation 3950 Dow Road Melbourne, FL 32934 Phone: (321) 984-1990

If you deliver by mail, you must use registered mail, signature requested. If you deliver by overnight courier, you must obtain a signature at delivery.

The method of delivery and the delivery of all documents, including this Notice, are at your own risk. Delivery will be deemed to be made only when the documents are actually received by AirNet. In all cases, you should allow sufficient time to ensure timely delivery.

2.	Change of Election.

By submitting this Notice, you are withdrawing your previous tender in its entirety and declining the Offer with respect to all of your options.

Withdrawal of Tender. If you elect to withdraw your previous tender in its entirety, this Notice will replace your Election Form. Your Election Form will be disregarded and be of no further force and effect. You will not be able to participate in the option amendment program unless and until you properly re-tender all of your eligible options for amendment on another Election Form before the Expiration Time, following the procedures described in the Offering Memorandum and the instructions to that form.

You may not rescind a Notice of Change of Election. If you wish to accept the Offer after having withdrawn your tender in its entirety, you must submit a new Election Form before the Expiration Time, using one of the methods described in the instructions to that Form.

3.	Inadequate Space.

If the space provided in this Notice is inadequate, you should provide the information regarding the options to be withdrawn on a separate schedule attached to this Notice. You must print your name on the schedule, sign it and deliver it with this Notice.

4.	Signatures.

You must sign this Notice exactly as your name appears on the applicable stock option agreement, without alteration, abbreviation or any change whatsoever. If this Notice is signed on your behalf by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signatory must indicate on this Notice his or her full title and provide proper evidence of his or her authority to act in that capacity.

5.	Requests for Assistance or Additional Copies.

If you have any questions or need assistance, or wish to request additional copies of the Offering Memorandum, the Election Form or this Notice, please contact please contact Stuart P. Dawley at the Company, 3950 Dow Road, Melbourne, Florida 32934, telephone number (321) 984-1990. Copies will be furnished free of charge.

6.	Determination of Validity; Irregularities.

All questions and interpretations as to the Offer, this Notice (including these instructions) and other documents submitted with respect to tendered options, including the validity, form, eligibility (including time of receipt) and acceptance of a change to an election to tender, will be determined by AirNet in its sole discretion. AirNet’s determination will be final and binding on all parties. AirNet reserves the right to reject any tender or withdrawals of or changes to an election to tender options for amendment for any reason, including as a result of Election Forms or Notices of Change of Election that AirNet determines are not in appropriate form or that it determines are unlawful to accept. AirNet also reserves the right to waive any of the conditions to the Offer and any defect or irregularity in the tender or withdrawal of any particular options or with respect to any particular optionee. No tender or withdrawal of options will be deemed to be properly made until all defects and irregularities have been waived by AirNet or cured within such time as AirNet shall determine.

Neither AirNet nor any other person is or will be obligated to give notice of any defects or irregularities in this Notice or any other Election Form or Notice of Change of Election, and neither AirNet nor any other person will incur liability for failure to give any such notice.

7.	Additional Documents to Review.

You should read the Offering Memorandum and all documents referenced in the Offering Memorandum before deciding whether to withdraw your previous election to tender all of your eligible options and decline to participate in the Offer.

8.	Acknowledgment and Waiver.

By electing to decline the Offer and withdraw your previous election to participate in the Offer and tender all of your Eligible Options for amendment, you acknowledge that: (a) your election not to participate in the Offer is voluntary and does not create a right to continue the same Service Status with AirNet (or any successor company, as applicable) and will not interfere with your ability and the ability of AirNet (or any successor company, as applicable) to terminate or change your Service Status at any time and for any reason, with or without cause or notice; and (b) the Offer, the replaced options and the amended options are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy or end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

This Notice, together with all other required documents, must be received by AirNet before the Expiration Time.